

Mail Stop 6010

April 22, 2008

Masahiro Umemura
Vice Chairman and Representative Director
Kyocera Corporation
6, Takeda, Tobadono-cho,
Fushimi-ku
Kyoto M0 612-8501
Japan

> **Re: Kyocera Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2007**
> **Filed July 5, 2007**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended March 31, 2007**
> **Filed October 5, 2007**
> **File No. 001-07952**

Dear Mr. Umemura:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief